SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)


                             Bookham Technology plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Ordinary Shares, par value one third pence per share, and
                     American Depositary Shares evidenced by
       American Depositary Receipts, each representing one Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09856Q108
         -------------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  July 3, 2003
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 09856Q108
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Nortel Networks Corporation
              62-12-62580

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY



     4        SOURCE OF FUNDS

              OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada

    NUMBER OF SHARES    7       SOLE VOTING POWER
      BENEFICIALLY
       OWNED BY                 40,000,000*
    EACH REPORTING
        PERSON          8       SHARED VOTING POWER
        WITH
                                N/A

                        9       SOLE DISPOSITIVE POWER

                                40,000,000*

                       10       SHARED DISPOSITIVE POWER

                                N/A

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              40,000,000*

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.7%*

    14        TYPE OF REPORTING PERSON

              CO

     * Calculated, pursuant to Exchange Act Rule 13(d)(1)(i), on the basis of
     (a) the 204,950,873 Ordinary Shares of Bookham outstanding on May 1, 2003 as reported in Amendment No. 1 to Form F-3 of Bookham as filed with the Securities and Exchange Commission on May 29, 2003, and (b) the 8,535,233 additional Warrants that became exercisable following the consummation of the transactions described in Item 4.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, Nortel Networks Corporation ("Nortel Networks") hereby amends its statement on Schedule 13D, dated October 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated November 7, 2002 and by Amendment No. 2 dated November 8, 2002 relating to the ordinary shares, par value one third pence per share (the "Ordinary Shares"), of Bookham Technology plc, a corporation organized under the laws of England and Wales ("Bookham"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

                  Schedule I to the Schedule 13D is hereby replaced in its entirety with Schedule I to this Schedule.

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 is hereby amended by replacing the penultimate paragraph thereof with the following two paragraphs:

         On November 8, 2002, the closing under the Acquisition Agreement occurred. As a result, Nortel Networks beneficially owns (a) the 61,000,000 Ordinary Shares issued at such closing to its wholly-owned subsidiaries, Nortel Networks Limited ("NNL"), Nortel Networks Technology Corporation, Nortel Networks Optical Components Limited ("NNOCL") and Nortel Networks Optical Components (Switzerland) GmbH, and (b) the 9,000,000 Ordinary Shares underlying the 9,000,000 Warrants issued at such closing to its wholly-owned subsidiary, NNOCL, all of which Warrants are currently exercisable. Prior to the transactions described immediately below, only 464,767 of such Warrants were exercisable.

         On July 3, 2003, NNOCL and NNL (together, the "Selling Shareholders") sold 30,000,000 Ordinary Shares in the aggregate in transactions exempt from registration under the Securities Act of 1933, as amended. In connection with these transactions, NNL entered into a Placement Agreement, dated as of July 3, 2003, a copy of which is filed herewith as Exhibit 1. Pursuant to the Placement Agreement, Credit Suisse First Boston (Equities) Limited was appointed to act as agent for the Selling Shareholders in identifying and procuring purchasers for 30 million Ordinary Shares subject to the terms and conditions contained therein.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

         (a) - (b) At the date hereof, Nortel Networks beneficially owns 40,000,000 Ordinary Shares, representing approximately 18.7% of the outstanding Ordinary Shares.

         Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto beneficially owns any Ordinary Shares of Bookham.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
         -----------------------------------------------------------------------
         Securities of Bookham.
         ----------------------

         Except as provided in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bookham, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -- Placement Agreement, dated July 3, 2003, between Nortel Networks Limited and Credit Suisse First Boston (Equities) Limited.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 7, 2003                               NORTEL NETWORKS CORPORATION


                                                 /s/ Katharine B. Stevenson
                                                 --------------------------
                                                 By:  Katharine B. Stevenson
                                                 Title:  Treasurer



                                                 /s/ Deborah J. Noble
                                                 --------------------
                                                 By:  Deborah J. Noble
                                                 Title:  Corporate Secretary

                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

         The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



Name and Citizenship          Principal Occupation and Address
--------------------          --------------------------------

Directors

James Johnston Blanchard      Piper Rudnick LLP
American                      901-15th Street, N.W., Suite 700
                              Washington, D.C. 20005-2301 U.S.A

Robert Ellis Brown            Chairman of the Board
Canadian/British              Air Canada
                              Air Canada Centre
                              7373 Cote Vertu West
                              Montreal, Quebec, H4Y 1H4,Canada

John Edward Cleghorn          Chairman of the Board
Canadian                      SNC-Lavalin Group Inc.
                              200 Bay Street, South Tower,
                              Suite 3115
                              Royal Bank Plaza
                              Toronto, Ontario M5J 2J5 Canada

Frank Andrew Dunn             President and Chief Executive Officer
Canadian                      Nortel Networks Corporation

L. Yves Fortier               Chairman & Senior Partner  Ogilvy Renault
Canadian                      1981 McGill College Avenue, 12th Floor
                              Montreal, Quebec H3A 3C1 Canada

Robert Alexander Ingram       Vice Chairman, Pharmaceuticals
American                      GlaxoSmithKline
                              5 Moore Drive, Mail Drop #50.2032
                              Research Triangle Park, N.C.
                              27709 U.S.A.

William Arthur Owens          Chief Executive Officer and Chairman of the Board
American                      Teledesic LLC
                              3740 Carillon Point
                              Kirkland, Washington
                              98033 U.S.A.

Guylaine Saucier              Corporate Director
Canadian                      1321 Sherbrooke Street West, Suite C-61
                              Montreal, Quebec H3G 1J4 Canada

Sherwood Hubbard Smith, Jr.   Chairman Emeritus
American                      CP&L
                              One Hanover Square Building
                              421 Fayetteville Street Mall
                              Raleigh, N.C. 27601-1748 U.S.A.

Lynton Ronald Wilson          Chairman
Canadian                      CAE Inc.
                              483 Bay Street
(Chairman of the Board of     Floor 7, North Tower
Nortel Networks Corporation)  Toronto, Ontario M5G 2E1 Canada

Officers

Frank Andrew Dunn             President and Chief Executive Officer
Canadian

Douglas Charles Beatty        Chief Financial Officer
Canadian

Nicholas John DeRoma          Chief Legal Officer
American

D. Gregory Mumford Chief      Technology Officer
Canadian

Albert Roger Hitchcock        Chief Information Officer
U.K.

Pascal Debon                  President, Wireless Networks
French

Chahram Bolouri               President, Global Operations
Canadian

Brian William McFadden        President, Optical Networks
Canadian


Stephen Charles Pusey         President, Europe, Middle East and Africa
U.K.

Susan Spradley                President, Wireline Networks
American

Masood Ahmad Tariq            President, Global Alliances
American/Canadian

Malcolm Kevin Collins         President, Enterprise Networks
U.K.

Steven Leo Schilling          President, Enterprise Accounts
American

Robert Yu Lang Mao            President and Chief Executive Officer, Greater
American                      China

Dion Constandino Joannou      President, CALA
American

John Joseph Giamatteo         President, Asia Pacific
American

William John Donovan          Senior Vice-President, Human Resources
American

Michael Jerard Gollogly       Controller
Canadian

Adrian Joseph Donoghue        General Auditor
Canadian

Katharine Berghuis Stevenson  Treasurer
Canadian/American

Deborah Jean Noble            Corporate Secretary
Canadian

John Marshall Doolittle       Vice President, Tax
Canadian

Blair Fraser Morrison         Assistant Secretary
Canadian

Gordon Allan Davies           Assistant Secretary
Canadian

MaryAnne Pahapill             Assistant Treasurer
Canadian